BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

BYLAWS

I.        NAME, HEADQUARTERS, TERM AND CORPORATE PURPOSE

Article 1. BRF S.A. ("Company") is a publicly held company, which is governed by these Bylaws, by Law No. 6,404, of December 15, 1976, as amended ("Brazilian Corporation Law") and by other applicable laws and regulations.

Paragraph 1 - With the Company's entry into the special listing segment called Novo Mercado, of B3 S.A. – Brasil, Bolsa, Balcão ("B3"), the Company, its shareholders, including controlling shareholders, managers and members of the Fiscal Council, when installed, are subject to the provisions of the Regulations of the B3's Novo Mercado ("Novo Mercado Regulation").

Paragraph 2 - The provisions of the Novo Mercado Regulation shall prevail over the statutory provisions, in the event of prejudice to the rights of the recipients of the public offerings provided for in these Bylaws.

Article 2. The Company has its headquarters and jurisdiction in the City of Itajaí, State of Santa Catarina, at Rua Jorge Tzachel, 475, Bairro Fazenda, CEP 88.301-600, and may establish branches, agencies, offices and other facilities anywhere in the national territory or abroad.

Article 3. The Company's main corporate purpose is the exercise of the following activities, in Brazil or abroad:

(i)	the industrialization, commercialization, retail and wholesale, and exploitation of food in general, especially animal protein derivatives and food products that use the cold chain as support and distribution;

(ii)	the industrialization and commercialization of animal feed, nutrients and feed supplements;

(iii)	the provision of food services in general;

(iv)	the industrialization, refining and marketing of vegetable oils, fats and dairy products;

(v)	the exploration, conservation, storage, silage and marketing of grains, their derivatives and by-products;

(vi)	the retail and wholesale marketing of consumer and production goods, including the sale of equipment and vehicles for the development of its logistics activity;

(vii)	the export and import of production and consumer goods;

(viii)	the provision of transport, logistics and distribution services for cargo and food in general;

(ix)	participation in other societies, aiming at the broadest achievement of social purposes;

(x)	participation in projects necessary for the operation of the Company's business;

(xi)	industrialization, own or on demand, marketing, export and import of pharmochemical products derived from animal slaughter;

(xii)	manufacture and marketing of organic chemicals derived from animal slaughter;

(xiii)                   manufacture, distribution and export of pharmaceutical inputs derived from animal slaughter;

(xiv)                  intermediation and agency of services and business in general, except real estate;

(xv)provision of administrative services to third parties; and

(xvi)                  provision of laboratory analysis and technical services to third parties.

Sole Paragraph - The Company may also carry out, by itself or through the hiring of third parties, activities to support the core activities listed in Article 3 above, such as:

(i)	auxiliary administrative, technical or operational support activities aimed at creating conditions for the best exercise of its main activities;

(ii)	cargo transportation in general;

(iii)	storage and storage services of products and other related services;

(iv)	activities of promotion and replenishment of its products in retail and in points of exhibition and sale to the final consumer, including the necessary support to customers that allows the packaging and visualization of the products;

(v)	services of receipt and allocation of raw material to be used in production;

(vi)	repair, maintenance and upkeep services of machinery and vehicles;

(vii)	the promotion of activities, programs, technical assistance and promotion aimed at national agricultural development;

(viii)	the industrialization, operation and commercialization of packaging of any kind;

(ix)	the exploitation and rearing of animals in general;

(x)	the trading of commodities in general;

(xi)	research and development of production techniques and improvement of the Company's genetic matrices;

(xii)	the activities of reforestation, extraction, industrialization and commercialization of wood;

(xiii)	the sale of movable and immovable assets, including machinery, equipment and vehicles, of fixed assets, to meet the activities included in the Company's corporate purpose described in this article; and

(xiv)	Fuel supply services for its own fleet or for third-party service providers, especially freight, transport, logistics and distribution.

Article 4. The duration of the Company is indefinite.

II.        SHARE CAPITAL

Article 5. The Company's capital stock is R$13,653,417,953,36 (thirteen billion, six hundred and fifty-three million, four hundred and seventeen thousand, nine hundred and fifty-three reais and thirty-six cents), fully subscribed and paid-in divided into 1,682,473,246 (one billion, six hundred and eighty-two million, four hundred and seventy-three thousand, two hundred and forty-six) common shares, all registered and without par value.

Paragraph 1 - The Company may not issue preferred shares or beneficial shares.

Paragraph 2 - The shares issued by the Company are indivisible and each common share entitles one vote to the resolutions of the Shareholders' Meetings.

Article 6. All shares issued by the Company are book-entry and, as resolved by the Board of Directors, held in a deposit account with a financial institution authorized by the Brazilian Securities and Exchange Commission ("CVM"), on behalf of their holders.

Sole Paragraph. The cost of transfer and registration, as well as the cost of the service related to the book-entry shares, may be charged directly to the shareholder by the book-entry institution, as may be defined in the book-entry agreement.

Article 7. The Company is authorized to increase its capital stock, regardless of any amendment to the bylaws, until the number of shares into which the capital stock is divided becomes 2,103,000,000 (two billion and one hundred and three million) common shares, by resolution of the Board of Directors.

Paragraph 1 - In the event provided for in the caput of this Article, it shall be incumbent upon the Board of Directors to set the issue price and the number of shares to be issued, as well as the term and conditions for payment.

Paragraph 2 - Within the limit of the authorized capital, the Board of Directors may also: (i) resolve on the issuance of subscription bonuses; (ii) in accordance with the plan approved by the Shareholders' Meeting, grant stock options, without the shareholders having preemptive rights in the granting of options or subscription of the respective shares; (iii) approve an increase in the capital stock through the capitalization of profits or reserves, with or without bonus shares; and (iv) resolve on the issuance of debentures convertible into shares.

Article 8.At the discretion of the Board of Directors or the Shareholders' Meeting, the preemptive rights of shareholders may be excluded or reduced in any issuance of shares, debentures convertible into shares and subscription bonuses, the placement of which is made through sale on the stock exchange, public subscription or exchange for shares in a public offer for the acquisition of control as provided by law and these Bylaws.

Article 9. The shareholder's delay in the payment of the subscribed capital will result in the charging of interest of 1% (one percent) per month, pro rata temporis, monetary adjustment based on the variation of the General Market Price Index – IGP-M, published by the Getúlio Vargas Foundation – FGV, or another index that reflects the real loss of the currency's purchasing power in the period. at the discretion of the Company's Board of Directors, at the shortest legally applicable periodicity, and a fine of ten percent (10%) of the amount of the obligation, without prejudice to other applicable legal sanctions.

Article 10. By resolution of the Shareholders' Meeting, by virtue of a proposal by the Board of Directors, the Company's capital stock may be increased in accordance with the hypotheses provided for by law, provided that in cases of capitalization of profits or reserves, the issuance of new shares corresponding to the increase, among its shareholders, in proportion to the number of shares they hold, is optional.

III.        GENERAL SHAREHOLDER’S MEETING

Article 11. The Shareholders' Meeting, convened and installed in accordance with the law and these Bylaws, shall meet ordinarily within the first four (4) months after the end of the fiscal year and, extraordinarily, whenever corporate interests and matters require resolution by the shareholders

Article 12. The Shareholders' Meeting shall be convened by the Board of Directors by resolution of the majority of its members or, in the cases provided for in these Bylaws and in the Sole Paragraph of Article 123 of the Brazilian Corporation Law.

Sole Paragraph - The Company shall make available, no later than the date of the first publication of the call notice, to all shareholders, the materials and documents necessary for the analysis of the matters contained in the Agenda, except in the cases in which the law or regulations in force require their availability within a longer period.

Article 13. The Shareholders' Meeting shall be convened, on first call, with the presence of shareholders representing at least twenty-five percent (25%) of the capital stock, except when the law requires a higher quorum; and, on second call, with any number of shareholders.

Paragraph 1 - The Extraordinary General Meeting whose purpose is to amend these Bylaws shall be convened, on first call, with the presence of shareholders representing at least 2/3 (two-thirds) of the capital stock but may be convened on second call with any number of attendees.

Paragraph 2 - Except for the exceptions provided for in the applicable regulations, the first call of the Shareholders' Meeting shall be made at least thirty (30) days in advance and the second call shall be made at least eight (8) days in advance.

Paragraph 3 - The work of the Shareholders' Meeting shall be chaired by the Chairman of the Board of Directors or, in his absence, by the Vice-Chairman. In the event of the absence or temporary impediment of the Chairman and Vice-Chairman of the Board of Directors, the General Meeting shall be chaired by a member of the Board of Directors specially appointed by the Chairman of the Board of Directors. The Chairman of the Board shall appoint one or more Secretaries to the General Assembly.

Article 14. The resolutions at the General Meeting, except for the exceptions provided for by law and in these Bylaws, shall be taken by an absolute majority of votes of those present, and blank votes shall not be counted.

Paragraph 1 - The Shareholders' Meeting may only deliberate on matters on the agenda contained in the respective call notice, except for the exceptions provided for in the Brazilian Corporation Law, and the inclusion of the item "other matters" or "general matters" or equivalent expressions in the agenda of the Shareholders' Meeting is prohibited.

Paragraph 2 - Minutes of the work and resolutions of the Shareholders' Meeting shall be drawn up, which shall be signed by the members of the Board of Directors and by the shareholders present, who make up at least the majority necessary for the resolutions taken.

Article 15. For the benefit of the work carried out at the Shareholders' Meetings, the shareholders or their representatives shall submit, at least five (5) days in advance, in addition to the identity document, as the case may be: (i) the instrument of power of attorney with notarization of the grantor's signature and/or the documents proving the powers of the shareholder's legal representative; and/or (ii) in relation to the shareholders participating in the fungible custody of book-entry shares, the statement containing the respective shareholding, issued by the financial institution responsible for the custody.

Paragraph 1 - Without prejudice to the provisions of the caput of this Article, the shareholder who attends the Shareholders' Meeting with the documents proving his or her status as a shareholder may participate and vote in the conclave.

Paragraph 2 – The Company shall adopt the principle of good faith in the supervision of the documentary regularity of the shareholder's representation.

Article 16. It is incumbent upon the General Assembly, in addition to the other duties provided for by law and in these Bylaws:

(i)	assign share bonuses and decide on possible reverse splits and stock splits;

(ii)	approve stock option or share option plans or stock grant plans to managers and employees or individuals who provide services to the Company, as well as to managers and employees or individuals who provide services to other companies that are directly or indirectly controlled by the Company;

(iii)	to deliberate, in accordance with the proposal presented by the management, on the allocation of profit for the year and the distribution of dividends;

(iv)	to resolve on the Company's delisting from the Novo Mercado;

(v)	to set the remuneration of the Fiscal Council in accordance with the Law and these Bylaws;

(vi)	to approve, under the terms of the Novo Mercado Regulations, the exemption from carrying out a Public Tender Offer in the event of delisting from the Novo Mercado; and

(vii)	approve the execution of operations and business with related parties or the sale or contribution of assets, whenever, in any of these cases, the value of the operation or business corresponds to more than fifty percent (50%) of the value of the Company's total assets contained in its last balance sheet approved at the Shareholders' Meeting.

Article 17. The Shareholders' Meeting shall annually set the amount of the annual global compensation of the Company's managers, including benefits of any nature and representation fees, taking into account their responsibilities, the time dedicated to their functions, their competence and professional reputation and the value of their services in the market, and the Board of Directors shall establish the criteria for apportioning the overall compensation among the managers.

Article 18. The General Meeting may suspend the exercise of the rights of the shareholder who fails to comply with a legal or statutory obligation, and the suspension shall cease as soon as the obligation is fulfilled.

Paragraph 1 - Shareholders representing at least five percent (5%) of the capital stock may call the Shareholders' Meeting mentioned in the caput of this Article when the Board of Directors does not respond, within eight (8) days, to the request for a call that they submit, indicating the obligation not complied with and identifying the defaulting shareholder.

Paragraph 2 – It shall be incumbent upon the Shareholders' Meeting that approves the suspension of the shareholder's rights to also establish, among other aspects, the scope and term of the suspension, subject to the prohibitions provided for by law.

Paragraph 3 - The suspension of rights shall cease as soon as the obligation is fulfilled, and the shareholder in question shall notify the Company of such compliance.

IV.        ADMINISTRATION

Section I - Provisions Common to the Management Bodies

Article 19. The Company's Management is the responsibility of the Board of Directors and the Executive Board, with the respective powers conferred by law and by these Bylaws.

Paragraph 1 - The Company's managers are exempt from providing security for the exercise of their positions.

Paragraph 2 - The Company's managers shall be vested in their positions upon signing the term of office in the proper books, which shall include their subjection to the arbitration clause referred to in Article 46, and which shall include their consent to all manuals, codes, regulations and internal policies of the Company.

Paragraph 3 - The act performed by any manager of the Company that involves the Company in obligations related to business and operations unrelated to the corporate purpose is expressly prohibited and will be null and void, without prejudice to the civil or criminal liability, if applicable, to which the violator of this provision will be subject.

Paragraph 4 - The term of office of the Company's management shall extend until the investiture of their respective successors.

Section II - Board of Directors

Article 20. The Board of Directors is composed of at least seven (7) and at most ten (10) sitting members, all elected and removed by the Shareholders' Meeting, with a unified term of office of two (2) years, with reelection permitted.

Paragraph 1 - Of the members of the Board of Directors, at least two (2) or twenty percent (20%), whichever is greater, shall be Independent Directors, in accordance with the criteria and rules set forth in the Novo Mercado Regulations.

Paragraph 2 - When, as a result of the calculation of the percentage referred to in the paragraph above, the result generates a fractional number, the Company shall proceed with the rounding to the next higher number.

Paragraph 3 - The characterization of the nominees to the Board of Directors as Independent Directors shall be resolved at the Shareholders' Meeting that elects them, which may base its decision on: (i) the statement, forwarded by the nominee to the Board of Directors, attesting to their compliance with the independence criteria established in the Novo Mercado Regulations, including the respective justification, if any of the situations provided for in paragraph 2 of article 16 of the aforementioned Regulation occurs; and (ii) the statement of the Board of Directors, included in the management's proposal regarding the Shareholders' Meeting for the election of managers, as to whether or not the candidate meets the independence criteria.

Paragraph 4 - The procedure provided for in paragraph 3 above does not apply to nominations of candidates for members of the Board of Directors who do not meet the deadline for inclusion of candidates on the ballot paper, as provided for in the regulations issued by the CVM on remote voting.

Paragraph 5 - The Board of Directors shall annually evaluate and disclose who the Independent Directors are, as well as indicate and justify any circumstances that may compromise their independence.

Paragraph 6 - When the members of the Board of Directors are elected, the Shareholders' Meeting shall appoint a Chairman and a Vice-Chairman, who shall replace the former in his absences or impediments, as well as in the event of vacancy.

Paragraph 7 - Whenever the Shareholders' Meeting is convened to resolve on the election of the Board of Directors, the members of such body shall approve a proposal for a complete slate of candidates for the vacancies on the Board of Directors, including nominations for the positions of Chairman and Vice-Chairman of the Board of Directors, which shall be submitted for approval at the Shareholders' Meeting.

Paragraph 8 - If any shareholder wishes to nominate one or more candidates to compose the Board of Directors who are not part of the proposed slate as provided for in Paragraph 7 of this article, such shareholder shall notify the Company proposing another slate to run for the positions on the Company's Board of Directors, in writing and preferably with: at least five (5) days prior to the date set for the Shareholders' Meeting, informing the name, qualification and complete professional curriculum of the candidate(s), and the Company shall provide for its immediate disclosure, by means of a Notice to Shareholders available in the electronic system on the CVM website on the World Wide Web. The Company will not accept the registration of any slate, nor the exercise of the right to vote in the election of the members of the Board of Directors, in circumstances that constitute a violation of the provisions of the applicable regulations.

Paragraph 9 – The presentation of more than one slate by the same shareholder is prohibited. However, the same person may be a member of two or more slates, including the one proposed under Paragraph 8 above.

Paragraph 10 - In the event that the Company receives a written request for the adoption of the multiple voting process, pursuant to Article 141, Paragraph 1 of the Brazilian Corporation Law, it shall disclose the receipt and content of such request, immediately, by means of a Notice to Shareholders made available in the electronic system on the CVM's website on the World Wide Web or in the manner defined by law or by the CVM.

Paragraph 11 - In the event that the election of the Board of Directors is carried out by multiple voting process, each member of the slates presented pursuant to this Article shall be considered a candidate for the position of director.

Paragraph 12 - Whenever the election has been held by multiple voting, the dismissal of any member of the Board of Directors by the Shareholders' Meeting shall result in the dismissal of the other members, and a new election shall be held.

Paragraph 13 - In the event of vacancy in the positions of sitting members of the Board of Directors, the remaining members shall appoint a substitute who shall hold the position until the next Shareholders' Meeting, at which time the Board shall elect a new member to complete the term of office. In the event of concomitant vacancies exceeding one third (1/3) of its members, the General Meeting shall be convened, within thirty (30) days of this event, for the election of substitutes, whose term of office shall coincide with that of the other directors.

Paragraph 14 – The members of the Board of Directors shall have an unblemished reputation, and those who, except as approved at the Shareholders' Meeting, may not be elected if they (i) hold positions in companies that may be considered competitors of the Company; or (ii) have or represent a conflicting interest with the Company. If, after the election of the member of the Board of Directors, any fact that constitutes an impediment to the exercise of the position of director, provided for in the Brazilian Corporation Law or in this paragraph, occurs, the member who is subject to the impediment is obliged to immediately submit his or her resignation to the Chairman of the Board of Directors

Subsection II.1 - Meetings and Substitutions

Article 21. The Board of Directors shall meet, ordinarily, at least eight (8) times a year and, extraordinarily, whenever convened by its Chairman or by the majority of its members, and minutes of these meetings shall be drawn up in its own book.

Paragraph 1 - The meeting of the Board of Directors shall be convened in writing, by letter, telegram, e-mail or other form that allows proof of receipt of the call by the addressee, and shall contain, in addition to the place, date and time of the meeting, the agenda.

Paragraph 2 - The meetings of the Board of Directors shall be convened at least five (5) business days in advance. On the same date as the call for the meeting, the materials and documents necessary for the consideration of the matters on the agenda of the Board of Directors' meeting shall be made available to the directors.

Paragraph 3 - Regardless of the convening formalities, the meeting attended by all members of the Board of Directors shall be considered regular.

Paragraph 4 - The meetings of the Board of Directors shall be convened, on first call, with the presence of at least two-thirds (2/3) of its members. On a second call, which shall be the subject of a new communication to the directors pursuant to Paragraph 1 of this Article, sent immediately after the date designated for the first call, the meeting shall be held with the presence of a simple majority of the directors.

Paragraph 5 - If necessary, the Board of Directors may hold meetings or the directors may participate in the Board of Directors' meetings by telephone, videoconference, electronic resolution, or other means of communication that may ensure the effective participation and authenticity of their vote. In this circumstance, the director shall be deemed to be present at the meeting, and his vote shall be deemed valid for all legal purposes and incorporated into the minutes of said meeting.

Paragraph 6 - No member of the Board of Directors may have access to information, participate in deliberations and discussions of the Board of Directors or any management bodies, exercise the vote or, in any way, intervene in matters in which he/she is, directly or indirectly, in a situation of interest conflicting with the interests of the Company, under the terms of the Law.

Paragraph 7 - The resolutions of the Board of Directors shall be taken by majority vote of those present, and the Chairman of the Board of Directors shall have the casting vote in the event of a tie.

Paragraph 8 - The minutes of the meetings of the Board of Directors shall be clearly written and shall record the decisions taken, the persons present, the dissenting votes and the abstentions from voting.

Article 22. In the event of absence or temporary impediment, the directors may be represented at the meetings of the Board of Directors by another director appointed in writing, who, in addition to his or her own vote, shall express the vote of the absent or temporarily impeded director.

Paragraph 1 - In the event of the absence or temporary impediment of the Chairman of the Board, his functions shall be exercised, on a temporary basis, by the Vice-Chairman.

Paragraph 2 - In the event of the absence or temporary impediment of the Vice-Chairman, it shall be incumbent upon the Chairman to appoint, from among the other members of the Board of Directors, his substitute.

Subsection II.2 - Competence

Article 23. It is incumbent upon the Board of Directors, in addition to the other duties provided for in the legislation and in these Bylaws:

(i)	to establish the general orientation of the Company's business, considering the impacts of the Company's activities on society and the environment, aiming at the Company's continuity and the creation of value in the long term;

(ii)	define the Company's values and ethical principles and ensure the maintenance of the Company's transparency in its relationship with all stakeholders;

(iii)	elect and dismiss the members of the Executive Board of the Company or its subsidiaries, directly or indirectly, and establish their duties, subject to the provisions of these Bylaws;

(iv)	supervise the management of the members of the Executive Board, examine the Company's books and papers at any time, request information on contracts entered into or in the process of being entered into and any other acts;

(v)	convene the General Meeting when it deems it appropriate and, in the cases, provided for by law;

(vi)	to express its opinion on the Management report, the accounts of the Executive Board and the financial statements for each fiscal year;

(vii)	distribute among the members of the Board of Directors and the Executive Board the annual global compensation established by the General Meeting and establish the criteria for profit sharing of employees and managers, in compliance with the provisions of these Bylaws;

(viii)	authorize the incorporation and dissolution of companies directly or indirectly controlled by the Company;

(ix)	appoint and dismiss the independent auditors appointed by the Audit and Integrity Committee;

(x)	propose to the Shareholders' Meeting the issuance of new shares of the Company above the authorized capital limit;

(xi)	except in the event that the Shareholders' Meeting is competent, pursuant to the regulations issued by the CVM, to resolve on (a) the acquisition of shares issued by the Company for maintenance in treasury or for use in plans approved by the Shareholders' Meeting; and (b) the eventual sale or cancellation of such shares;

(xii)	to resolve on the issuance by the Company or its subsidiaries, directly or indirectly, of debentures not convertible into shares, commercial paper and other similar credit securities;

(xiii)	resolve on the issuance by the Company of shares, subscription warrants and debentures convertible into shares, within the limit of the authorized capital, setting the amount, the conditions of payment and the respective subscription and premium prices, as well as whether the preemptive right will be granted to the shareholders or the term for their exercise will be reduced; as authorized by applicable law;

(xiv)	to resolve on the preparation of the Company's half-yearly balance sheets or for shorter periods, as well as to declare interim dividends to the profit account ascertained in these balance sheets, or to the Retained Earnings or Profit Reserve Account existing in the last annual or half-yearly balance sheet, in the manner provided for by law and/or the distribution of capital interest, as provided for in Law No. 9,249, of December 26, 1995, as amended;

(xv)	approve the Company's dividend payment policy;

(xvi)	to propose to the Ordinary General Meeting, subject to the limits established in Article 35, sole paragraph, of these Bylaws, the amounts to be paid as statutory participation of employees and managers in the profits of each fiscal year, as well as to define the criteria for the distribution of such amounts;

(xvii)	authorize the practice of reasonable gratuitous acts by the Company, for the benefit of any person or entity, as defined in the Company's Authority Policy, to be approved by the Board of Directors;

(xviii)	to submit a proposal for approval at the Shareholders' Meeting of a stock option grant plan or share concession plan to its managers or employees, or to individuals who provide services to the Company, as well as to managers and employees or individuals who provide services to its subsidiaries, directly or indirectly, within the limit of the authorized capital; the Board of Directors is responsible for the administration of said plan, including the granting of options and concessions of shares within the scope of such plans;

(xix)	authorize changes in the negotiability and issuance of American Depositary Receipts (ADRs) by the Company or its subsidiaries, directly and indirectly;

(xx)	approve its bylaws, which shall provide, at least, for the following matters: (i) the duties of the Chairman of the Board of Directors; (ii) the rules for replacing the Chairman of the Board of Directors in his absence or vacancy; (iii) the measures to be adopted in situations of conflict of interest; (iv) the definition of a sufficient period of notice for the receipt of materials for discussion at the meetings, with adequate depth; and (v) the possibility of holding exclusive sessions with external directors during the meetings of the Board of Directors, without the presence of the members of the Executive Board and other guests;

(xxi)	to set up technical or advisory committees, of a non-deliberative nature, to perform specific tasks or for generic activities of interest to the Company, under the terms and conditions defined by the Board of Directors. The committees may act, among others, in the following areas: (i) strategic and financial, (ii) corporate governance, conduct and ethics, and (iii) compensation of managers and executive development;

(xxii)	monitor the fulfillment of the duties of the committees that may be created to advise the Board of Directors, approve their respective regulations and evaluate the opinions and reports issued by them, under the terms of the legislation in force and these Bylaws;

(xxiii)	establish mechanisms for periodic evaluation of the performance of its members, with the objective of contributing to the improvement and effectiveness of the Company's governance, and may hire external experts for the evaluation process;

(xxiv)	prepare and make public a reasoned opinion containing an opinion in favor of or against the acceptance of any and all corporate restructuring, capital increase and other operations that give rise to the change of control, within fifteen (15) days of the disclosure of all the conditions of the operation that results in the change of control, in which it will be stated whether such operation ensures fair and equitable treatment to the Company's shareholders;

(xxv)	prepare and make public a preliminary reasoned opinion containing an opinion in favor of or against the acceptance of any and all tender offers that have as their object the shares or securities convertible or exchangeable for shares issued by the Company, within fifteen (15) days of the publication of the notice of the tender offer, or securities convertible into shares or exchangeable for shares issued by the Company, in which the following shall be stated: (a) on the convenience and opportunity of the tender offer for the acquisition of shares, or securities convertible into shares or exchangeable for shares issued by the Company, regarding the interest of the Company and all of its shareholders and in relation to the price and potential impacts on the Company. liquidity of the securities held by it; (b) regarding the strategic plans disclosed by the offeror in relation to the Company; and (c) any alternatives to the acceptance of the tender offer for the acquisition of shares, or securities convertible into shares or exchangeable for shares issued by the Company, available in the market;

(xxvi)	submit to the Shareholders' Meeting proposals for amendments to the Company's Bylaws, which relate to the Company's duration, corporate purpose, capital increases or reductions, issuance of securities and/or securities, exclusion of the preemptive right in the subscription of shares and/or other securities, dividends, capital interest, powers and duties of the Shareholders' Meeting, structure and duties of the Board of Directors and the Executive Board, and respective quorums for resolutions;

(xxvii)	approve the Company's annual demobilization plan proposed by the Executive Board, as well as the acquisition, assignment, transfer, sale and/or encumbrance of real estate of the Company or of controlled or affiliated companies, directly or indirectly, which are not detailed in the Demobilization Plan already approved, as defined in the Company's Authority Policy, to be approved by the Board of Directors;

(xxviii)	approve a proposal for spin-off, merger, merger in which the Company or subsidiaries and affiliated companies, directly or indirectly, are part of or of the Company itself, as well as its transformation or any other form of corporate restructuring;

(xxix)	to resolve on the liquidation, dissolution, appointment of liquidators, bankruptcy or voluntary acts of judicial or extrajudicial reorganization of the Company or of controlled and affiliated companies, directly and indirectly, as well as financial reorganizations related thereto;

(xxx)	approve the acquisition, assignment, transfer, sale and/or encumbrance of non-current assets (except real estate) of the Company or of directly or indirectly controlled or affiliated companies, as defined in the Company's Authority Policy, to be approved by the Board of Directors;

(xxxi)	authorize the granting of guarantees, real or fiduciary, commercial pledges, mortgages, sureties and sureties, as well as the contracting of surety bonds or letters of guarantee as defined in the Company's Authority Policy, to be approved by the Board of Directors;

(xxxii)	authorize the Executive Board to offer products and movable and immovable assets of the Company or of subsidiaries or affiliated companies, directly or indirectly, as collateral to financial institutions when contracting financing or as collateral for lawsuits, whenever such acts result in obligations for the Company or for subsidiaries or affiliated companies, directly or indirectly as defined in the Company's Authority Policy, to be approved by the Board of Directors;

(xxxiii)	approve the contracting with third parties of indebtedness operations of the Company or of subsidiaries or affiliated companies, directly or indirectly, as defined in the Company's Authority Policy, to be approved by the Board of Directors;

(xxxiv)	approve the Company's financial risk management policy, establishing the main conditions for contracting hedging operations (assets and liabilities), which must contain, at least, the following specifications: hedging objective, risk factors, eligible instruments, limits and scopes;

(xxxv)	approve the issuance, acquisition, assignment, transfer, sale and/or encumbrance, in any capacity or form by the Company or by controlled or affiliated companies, directly or indirectly, of equity interests and/or any securities in any companies (including waiver of the right to subscribe for shares or debentures convertible into shares of subsidiaries, subsidiaries or affiliates), as defined in the Company's Authority Policy, to be approved by the Board of Directors;

(xxxvi)	approve and define, in advance, the acts to be performed by the Company's Executive Board at General Meetings and/or Partners' Meetings of subsidiaries, affiliates or investees, directly or indirectly, as shareholders and/or partners of such companies, as defined in the Company's Authority Policy, to be approved by the Board of Directors or that involve reputational and strategic aspects for the Company;

(xxxvii)	subject to the provisions of Article 16, item (vii) of these Bylaws, to approve the execution of operations and business of any nature with related parties, in accordance with the provisions of the Company's Policy on Transactions with Related Parties and Other Situations of Conflict of Interest, as approved by the Board of Directors;

(xxxviii)	approve (i) the Code of Conduct; (ii) the Securities Trading Policy, and (iii) the Contributions and Donations Policy, which shall comply with the minimum requirements established by the Novo Mercado Regulation and the Brazilian Corporate Governance Code;

(xxxix)	approve the integrated general annual and multi-year capital budgets (operating budgets, investment budgets and cash flow budgets) of the Company and its subsidiaries and affiliates, setting the investment policy and the business strategy. The integrated general annual budget shall always be adopted by the last day of the year preceding the calendar year to which it relates and shall cover the twelve months of the following financial year. At any time during the calendar year, the Company's budget shall cover a minimum period of six (6) months. The execution and implementation of the approved budget will be reviewed monthly at the ordinary meetings of the Board of Directors;

(xl)	approve the execution of any contracts or agreements (except for contracting indebtedness) involving the normal course of activities of the Company or of controlled companies, directly or indirectly, including, but not limited to, contracts for the provision of services, consulting or supply, as defined in the Company's Authority Policy, to be approved by the Board of Directors, as well as approving the termination of the contract or the execution of addendums to the contracts already signed that entail a new obligation of equal value;

(xli)	approve the execution, amendment, termination, renewal or cancellation of any contracts, agreements or similar involving patents, production processes and/or technology, copyrights, domain names, trademarks registered or deposited in the name of the Company or any company controlled or affiliated by it, directly or indirectly, as defined in the Company's Authority Policy, to be approved by the Board of Directors, except: (a) if carried out between the Company and wholly controlled companies, except in cases of sale and/or definitive assignment, which must be approved by the Board of Directors; and (b) to authorize the use of trademarks by controlled or affiliated companies.

Section III - The Executive Board

Article 24.The Executive Board, whose members are elected and removed at any time by the Board of Directors, shall be composed of at least two (2) and at most fifteen (15) members, elected for a period of two (2) years, with the possibility of renewal, being one (1) Global Chief Executive Officer and one (1) Chief Financial and Investor Relations Officer and the other Vice President Officers with designation and functions to be proposed to the Board of Directors by the Officer Global President, pursuant to Article 26 below, all professionals who meet the parameters indicated in Paragraphs 2 and 3 below.

Paragraph 1 - The positions of Chairman of the Board of Directors and Global Chief Executive Officer may not be held by the same person.

Paragraph 2 - The election of the Executive Board shall be carried out by the Board of Directors, which may choose from among the candidates pre-selected by the Global Chief Executive Officer. To this end, the Global Chief Executive Officer shall send to the Board of Directors a copy of the curriculum vitae of the nominated candidate, together with the terms of his or her employment and all other information necessary to prove the qualification set forth in Paragraph 3 of this Article. If the Board of Directors does not approve the nominations submitted, new names shall be appointed by the Global Chief Executive Officer until they are approved by the Board of Directors.

Paragraph 3 - The Executive Board shall be composed exclusively of professionals who have proven academic and practical training, acquired in courses and in the exercise of activities compatible with the functions for which they are being appointed.

Subsection III.1 - Competence

Article 25. The Executive Board is responsible for:

(i)	authorize the opening, closure or change of address of branches, agencies, warehouses, offices or any other establishments of the Company, in the country or abroad;

(ii)	submit, annually, to the Board of Directors, the Management Report and the accounts of the Executive Board, together with the report of the independent auditors, as well as the proposal for the allocation of the profits calculated in the previous year;

(iii)	prepare and propose to the Board of Directors annual and multiannual budgets, strategic plans, expansion projects and investment programmes;

(iv)	approve corporate rules that govern the other areas of approval and responsibilities for the management acts necessary to conduct the Company's activities, defining the limits of competence for the various decision-making processes, according to the Company's hierarchical levels and always observing the rules established in the Authority Policy approved by the Board of Directors;

(v)	decide, at the request of the Global Chief Executive Officer, on any matter that does not fall within the exclusive competence of the General Meeting or the Board of Directors;

(vi)	subject to the provisions of Article 16, item (vii) of these Bylaws, to approve the execution of certain operations and business with Related Parties, in accordance with the provisions of the Company's Policy on Transactions with Related Parties and Other Situations of Conflicts of Interest;

(vii)	prepare the draft for subsequent submission to the Board of Directors (i) of the Code of Conduct; (ii) the Risk Management Policy, (iii) the Securities Trading Policy, (iv) the Related Party Transaction Policy, and (v) the Contributions and Donations Policy, which must comply with the minimum requirements established by the Novo Mercado Regulation and the Brazilian Corporate Governance Code.

Article 26. In addition to other duties set forth in these Bylaws, it is incumbent upon, for example:

(i) To the Global Chief Executive Officer:

a.	convene and preside over the meetings of the Executive Board;

b.	represent the Executive Board at the meetings of the Board of Directors;

c.	submit to the Board of Directors for deliberation the proposals of the Executive Board regarding the Company's annual and multi-year budgets, strategic plans, expansion projects and investment programs;

d.	supervise and guide the conduct of financial, social and sustainability business and the activities of the other Executive Officers;

e.	present to the Board of Directors the financial statements, annual and multi-annual budgets, and investments, financial planning and cash flow; and

f.	to propose to the Board of Directors positions of Officers, with or without specific designation, and the respective holders for the performance of specific functions that it deems necessary.

(ii) To the Chief Financial and Investor Relations Officer:

a.	prepare, together with the other members of the Executive Board and under the coordination of the Global Chief Executive Officer, the budgets to be submitted for approval by the Board of Directors and be responsible for controlling the execution of these budgets, especially with regard to the control of cash flow;

b.	guide the execution of the economic and financial policy, supervising the economic and financial activities, in accordance with the determinations of the Board of Directors; and

c.	organize and coordinate the information system necessary for its operations, as well as supervise all the Company's controllership activities.

d.	represent the Company before the CVM and other capital market entities and financial institutions, as well as regulatory bodies and stock exchanges, domestic and foreign, in which the Company has securities listed, in addition to enforcing the regulatory rules applicable to the Company with regard to the records kept with the CVM and with the regulatory bodies and stock exchanges on which the Company has securities listed and administering the investor relations; and

e.	monitor the Company's shareholders' compliance with the obligations set forth in Chapter VIII of these Bylaws and report to the Shareholders' Meeting and/or the Board of Directors, when requested, its conclusions, reports and diligences.

(iii) To the other Vice-Chief Executive Officers, whose designation shall be given by the Board of Directors at the suggestion of the Global Chief Executive Officer:

a.	guide, coordinate and supervise the specific activities under its responsibility; and

b.	carry out specific duties assigned to them by decision of the Global Chief Executive Officer.

Subsection III.2 – Company Representation

Article 27. The Executive Board, within the limits established by Law and by these Bylaws, is vested with general management powers, which enable the practice of all acts necessary for the regular operation of the Company, with a view to achieving its corporate objectives.

Article 28. The active and passive representation of the Company, in or out of court, as well as the practice of all legal acts, will be responsible for:

(i)	any two (2) members of the Board of Executive Directors jointly;

(ii)	any member of the Executive Board, together with an attorney-in-fact with specific powers; or

(iii)	two prosecutors with specific powers, always acting together.

Paragraph 1 - The Company may be represented by only one Officer or one attorney-in-fact with specific powers in the practice of the following acts:

(i)	representation of the Company in Shareholders' Meetings and meetings of shareholders of companies in which it participates;

(ii)	representation of the Company in court; or

(iii)	practice of acts of simple administrative routine, including before public agencies, mixed-capital companies, boards of trade, Labor Courts, INSS, FGTS and their collection banks, and others of the same nature.

Paragraph 2 - Acts for which these Bylaws require prior authorization from the Board of Directors shall only be valid once this requirement is fulfilled.

Paragraph 3 - The Executive Board, through two of its members and by means of competent instruments, may appoint representatives with specific powers to act on behalf of the Company, with a term of office for a fixed term to be established on a case-by-case basis, except for judicial mandates, which may be granted for an indefinite period. In any case, the limitations and restrictions mentioned in this Article and those established by the Board of Directors shall be respected.

Subsection III.3 – Board Meetings

Article 29. The Executive Board shall hold meetings whenever necessary, and minutes of these meetings shall be drawn up in its own book.

Paragraph 1 - The resolutions of the Executive Board shall be taken by majority vote, and the Global Chief Executive Officer, or his substitute, shall have the casting vote.

Paragraph 2 - The minimum quorum for the installation of the meetings of the Executive Board is 2/3 (two-thirds) of its members.

Paragraph 3 - If necessary, the holding of meetings or the participation of the members of the Executive Board in the meetings of said body by telephone, videoconference, electronic deliberation, or other means of communication that may ensure the effective participation and authenticity of their vote is permitted. In this case, the member of the Board of Executive Directors shall be deemed to be present at the meeting, and his/her vote shall be considered valid for all legal purposes and shall be incorporated into the minutes of said meeting.

Paragraph 4 - In the event of absences or temporary impediments, the members of the Executive Board shall replace each other, as indicated by the Global Chief Executive Officer. In the event of a vacancy, the Board of Directors, within thirty (30) days, (i) shall appoint who shall (a) fill the vacancy, whose term of office shall coincide with that of the other members of the Executive Board or (b) cumulate the respective function or (ii) shall resolve on the non-filling, temporary or permanent, of the position left vacant, provided that this position is not the position of Global Chief Executive Officer, Chief Financial Officer or Investor Relations Officer.

V. FISCAL COUNCIL

Article 30. The Company will have a permanent Fiscal Council, composed of three (3) sitting members and an equal number of alternates, elected by the Shareholders' Meeting, who will hold their positions until the first Ordinary Shareholders' Meeting to be held after their election, and their reelection is permitted, with the attributions, competence and remuneration provided for by Law.

Paragraph 1 - The election of the members of the Fiscal Council shall be held by majority resolution, and the three (3) candidates, and their respective alternates, who receive the highest number of votes at the Shareholders' Meeting, shall be elected, pursuant to the provisions of article 161 of the Brazilian Corporation Law. If there is a Controlling Shareholder, minority shareholders are ensured, provided that they jointly represent ten percent (10%) or more of the shares issued by the Company, the right to elect, in a separate vote, one (1) member and respective alternate member of the Company's Fiscal Council.

Paragraph 2 - The members of the Fiscal Council shall be vested in their positions upon signing the term of office in the proper book, which shall contain their agreement to all manuals, codes, regulations and internal policies of the Company, and their subjection to the arbitration clause referred to in Article 46.

Paragraph 3 - The Fiscal Council shall meet periodically, in accordance with its Internal Regulations, and the minutes of these meetings shall be drawn up in its own book.

Paragraph 4 - The Fiscal Council shall elect its Chairman at the first meeting after its election and shall operate in accordance with the Internal Regulations approved by the Fiscal Council itself.

Article 31. For the full exercise of the functions of the Fiscal Council, the requirements set forth in the applicable legislation, the provisions of these Bylaws and the Internal Regulations of the Fiscal Council must be observed.

Paragraph 1 - The same obligations and prohibitions imposed by the Law and by these Bylaws on the Company's managers shall apply to the members of the Fiscal Council.

Paragraph 2 - In the event of the absence or vacancy of the position of effective member of the Fiscal Council, the respective alternate shall take his or her place. In the event of a vacancy in the position of a sitting member and his/her respective alternate, the General Meeting shall be convened to elect a member for the position.

Paragraph 3 - Subject to the requirements and obligations contained in these Bylaws, as well as in other applicable legal provisions, the members of the Company's Fiscal Council may be elected by the Board of Directors to also be members of the Audit and Integrity Committee.

VI. AUDIT AND INTEGRITY COMMITTEE

Article 32. The Company will have a permanent Audit and Integrity Committee, composed of at least three (3) and at most five (5) members, most of whom are independent members and at least one (1) of its members are not members of the Board of Directors, subject to the requirements set forth in the applicable regulations, especially CVM Instruction No. 509/11. At least one of the independent members of the Board of Directors shall be appointed to the Audit and Integrity Committee. None of the members of the Audit and Integrity Committee may belong to the Executive Board.

Article 33. The members of the Audit and Integrity Committee shall be appointed by the Board of Directors for a term of two (2) years and shall hold office for a maximum of ten (10) years and may be dismissed at any time. In the case of a member of the Committee who is also a member of the Board of Directors, the term of office will end concurrently with the term of office of director

Paragraph 1 - The exercise of the activities of the members of the Audit and Integrity Committee shall comply with the rules set forth in Brazilian law, especially CVM Instruction 509/11, and in the United States, including the provisions of the Sarbanes-Oxley Act and the rules issued by the Securities and Exchange Commission (SEC).

Paragraph 2 - At least one of the members of the Audit and Integrity Committee must have proven knowledge in the areas of corporate accounting, auditing and finance, which characterizes him/her as a financial specialist. The same member of the Audit and Integrity Committee may accumulate the characteristics of financial expert and independent director.

Paragraph 3 - The Audit and Integrity Committee shall have the following duties: 1) to give an opinion on the hiring and dismissal of the independent external auditor to conduct an independent external audit or for any other service; 2) supervise the activities: (a) of the independent auditors, in order to assess their independence, the quality and adequacy of the services provided to the Company's needs; (b) the Company's internal controls area; (c) the Company's internal audit area; and (d) the area of preparation of the Company's financial statements; 3) monitor the quality and integrity: (a) of internal control mechanisms; (b) the Company's quarterly information, interim statements and financial statements; and (c) information and measurements disclosed on the basis of adjusted accounting data and non-accounting data that add elements not anticipated in the structure of the usual reporting of the financial statements; 4) evaluate and monitor the Company's risk exposures, and may also require detailed information on policies and procedures related to: (a) management compensation; (b) the use of the Company's assets; and (c) expenses incurred on behalf of the Company; 5) evaluate and monitor, together with the management and the internal audit area, the adequacy of the transactions with related parties carried out by the Company and their respective disclosures; 6) evaluate, monitor and recommend to management the correction or improvement of the Company's internal policies, including the Policy on Transactions between Related Parties; 7) evaluate the Company's compliance practices and propose improvements; 8) evaluate and discuss the annual work plan of the independent external auditor and submit it to the Board of Directors for consideration; and 9) prepare a summary annual report, to be presented together with the financial statements, containing a description of: (a) its activities, the results and conclusions achieved and the recommendations made; and (b) any situations in which there is a significant divergence between the Company's management, the independent external auditors and the Audit and Integrity Committee in relation to the Company's financial statements.

Paragraph 4 - The Audit and Integrity Committee shall be an advisory body directly linked to the Board of Directors.

Paragraph 5 - On the occasion of the election of the members of the Audit and Integrity Committee, the Board of Directors shall appoint the person who shall exercise the function of Coordinator of the body.

Paragraph 6 - The Audit and Integrity Committee shall meet at least every two (2) months, and whenever necessary, so that the Company's accounting information shall always be assessed by it before its disclosure.

Paragraph 7 - The internal regulations of the Audit and Integrity Committee shall be approved by the Board of Directors and shall describe in detail its functions, as well as its operating procedures. The internal regulations of the Audit and Integrity Committee shall also define the functions and activities of the Coordinator of the body.

Paragraph 8 - The Audit and Integrity Committee shall have the means to receive, retain and respond to complaints, including confidential ones, internal and external to the Company, in relation to non-compliance with legal and normative provisions applicable to the Company (including accounting, internal controls and auditing matters), as well as internal regulations and codes, including the provision of specific procedures for the protection of the provider and the confidentiality of the information.

Paragraph 9 - The Board of Directors shall define the compensation of the members of the Audit and Integrity Committee. The Audit and Integrity Committee shall have operational autonomy and budgetary allocation, on an annual or project-by-project basis, to conduct or determine the conduct of consultations, evaluations and investigations within the scope of its activities, including the hiring and use of independent external experts, remunerate such experts and pay the ordinary administrative expenses of the Audit and Integrity Committee.

Paragraph 10 - The meetings of the Audit and Integrity Committee shall be recorded in minutes, and decisions/recommendations shall be made with favorable votes of 2/3 of its members.

Paragraph 11 - The coordinator of the Audit and Integrity Committee, accompanied by other members when necessary or convenient, shall: (i) meet with the Board of Directors and the Fiscal Council; and (ii) attend the Ordinary General Meeting and, when necessary, the Extraordinary General Meetings of the Company.

Paragraph 12 - The members of the Audit and Integrity Committee shall have the same fiduciary duties and responsibilities applicable to the Company's managers, pursuant to the Brazilian Corporation Law.

VII. FISCAL YEAR AND RESULTS

Article 34. The fiscal year coincides with the calendar year, and, at the end of the fiscal year, the Company shall prepare the financial statements provided for in the Brazilian Corporation Law for publication and consideration by the Shareholders' Meeting.

Article 35. From the result of each fiscal year, any accumulated losses and the provision for Income Tax will be deducted before any participation.

Sole Paragraph - After the deductions referred to in this Article have been made, the Shareholders' Meeting may assign to the employees and managers, successively and in that order:

(i)	the statutory participation of the Company's employees up to the maximum limit of ten percent (10%) of the remaining profits; and

(ii)	the statutory participation of the managers, up to the legal maximum limit.

Article 36. After deducting the shares mentioned in Article 35 above, the net income for the year will be successively allocated as follows:

(i)	5% (five percent) for the constitution of a Legal Reserve until it reaches 20% (twenty percent) of the Capital Stock;

(ii)	twenty-five percent (25%) as a mandatory minimum dividend, adjusted in accordance with Article 202 of the Brazilian Corporation Law, to be attributed to all of the Company's shares;

(iii)	20% (twenty percent) for the constitution of reserves for capital increase, up to the limit of 20% (twenty percent) of the Capital Stock;

(iv)	up to fifty percent (50%) to constitute the expansion reserve, until it reaches eighty percent (80%) of the Capital Stock, for the purpose of ensuring investments in permanent assets, or increases in working capital, including through amortization of the Company's debts, regardless of profit withholdings linked to the capital budget, and its balance may be used: (i) to absorb losses, whenever necessary; (ii) the distribution of dividends, at any time; (iii) in the redemption, redemption or purchase of shares, authorized by Law; and (iv) incorporation into the Capital Stock, including through bonuses on new shares.

Article 37. Except for the resolutions of the Shareholders' Meeting to the contrary, the payment of dividends and interest on shareholders' equity shall be effective within sixty (60) days from the date of the respective resolution.

Paragraph 1 - By resolution of the Board of Directors, pursuant to Article 23 above, the Company may draw up half-yearly balance sheets or balance sheets related to shorter periods, as well as declare dividends and/or interest on shareholders' equity on account of profits ascertained in these balance sheets, retained earnings or profit reserves existing in the last annual or half-yearly balance sheet. in the manner provided for by law.

Paragraph 2 – Interim dividends and interest on equity declared in each fiscal year may be imputed to the mandatory dividend of the fiscal year's results.

Article 38. Dividends not received or claimed shall lapse within three (3) years from the date on which they were made available to the shareholder and shall revert to the Company.

VIII. THE SALE OF SHAREHOLDER CONTROL, THE CANCELLATION OF THE REGISTRATION AS A PUBLICLY HELD COMPANY AND THE DELISTING FROM THE NOVO MERCADO

Article 39. The sale of control of the Company, directly or indirectly, either through a single transaction or through successive transactions, shall be contracted under the condition that the acquirer of control undertakes to carry out a public tender offer ("Tender Offer") with the object of the shares issued by the Company held by the other shareholders, observing the conditions and deadlines set forth in the legislation and regulations in force and in the Novo Mercado Regulation, in order to ensure equal treatment to that given to the seller.

Paragraph 1 - For the purposes of these Bylaws, control and its related terms are understood to be the power effectively used by the shareholder to direct the corporate activities and guide the operation of the company's bodies, directly or indirectly, in fact or in law, regardless of the shareholding interest held.

Paragraph 2 - In the event of an indirect sale of control, the acquirer shall disclose the amount attributed to the Company for the purposes of setting the price of the Tender Offer, as well as disclose the justified statement of such amount.

Paragraph 3 - The Tender Offer shall comply with the conditions and deadlines set forth in the legislation and regulations in force and the Novo Mercado Regulations.

Article 40. After a sale of control of the Company and the subsequent execution of a Tender Offer, the acquirer of control, when necessary, shall take the appropriate measures to restore the minimum percentage of outstanding shares provided for in the Novo Mercado Regulations, within eighteen (18) months following the acquisition of the controlling power.

Article 41. The Company's delisting from the Novo Mercado, whether by voluntary, compulsory act or due to corporate reorganization, must comply with the rules contained in the Novo Mercado Regulations.

Article 42. Without prejudice to the provisions of the Novo Mercado Regulations, the voluntary delisting from the Novo Mercado must be preceded by a tender offer that complies with the procedures set forth in the regulations issued by the CVM on Tender Offers for cancellation of registration as a publicly-held company and the following requirements: (i) the price offered must be fair, and it is possible to request a new valuation of the Company in the manner established in the Brazilian Corporation Law; and (ii) shareholders holding more than 1/3 of the outstanding shares must accept the Tender Offer or expressly agree to delist from the Novo Mercado without the sale of the shares.

Sole Paragraph. The voluntary delisting from the Novo Mercado may occur regardless of the execution of the Tender Offer mentioned in this Article, in the event of a waiver approved by the Shareholders' Meeting, subject to the rules and conditions of the Novo Mercado Regulations.

Article 43. Without prejudice to the provisions of the Novo Mercado Regulations, the compulsory delisting from the Novo Mercado shall be preceded by a Tender Offer that complies with the procedures set forth in the regulations issued by the CVM on public offers for the acquisition of shares for cancellation of registration as a publicly-held company and the requirements established in the caput of Article 42.

Sole Paragraph. In the event that the percentage of acquisition of shares that authorize the delisting from the Novo Mercado is not reached, after the Tender Offer provided for in the caput, the shares issued by the Company will still be traded for a period of six (6) months on the Novo Mercado, counted from the date of the Tender Offer auction, without prejudice to the application of any sanctions by B3.

Article 44. The formulation of a single Tender Offer is permitted, aiming at more than one of the purposes set forth in this Chapter VIII, in the Novo Mercado Regulations, in the corporate legislation or in the regulations issued by the CVM, provided that it is possible to make the procedures of all types of Tender Offer compatible and there is no prejudice to the recipients of the offer and the authorization of the CVM is obtained when required by the applicable legislation.

Article 45. The shareholders responsible for carrying out the Tender Offer provided for in this Chapter VIII, in the Novo Mercado Listing Regulations or in the regulations issued by the CVM may ensure its execution through any shareholder or third party.

Sole Paragraph. The Company or the shareholder, as the case may be, are not exempt from the obligation to carry out the Tender Offer that is their responsibility until it is concluded in compliance with the applicable rules.

IX. THE ARBITRAL AWARD

Article 46. The Company, its shareholders, managers and members of the Fiscal Council undertake to resolve, through arbitration, in the Market Arbitration Chamber, in accordance with its rules, any and all disputes that may arise between them, related to or arising from their status as issuer, shareholder, manager or member of the Fiscal Council, as the case may be. and, in particular, the application, validity, effectiveness, interpretation, violation and their effects, resulting from the provisions contained in Law No. 6,385/1976, the Brazilian Corporation Law, the rules issued by the National Monetary Council, the Central Bank of Brazil or the CVM, as well as other rules applicable to the operation of the capital market in general and those contained in the Novo Mercado Regulation, of the other regulations of B3 and of the Novo Mercado participation agreement, as well as of the Arbitration Rules of the Market Arbitration Chamber, to be conducted in accordance with the latter Rules.

X. THE LIQUIDATION OF THE COMPANY

Article 47. The Company will enter into liquidation in the cases determined by law, and the Shareholders' Meeting shall elect the liquidator or liquidators, as well as the Fiscal Council that shall operate during this period, in compliance with the legal formalities.

XI. GENERAL PROVISIONS

Article 48. The Company shall comply with the shareholders' agreements filed at the headquarters, and the members of the board of directors of the shareholders' meeting or of the meetings of the Board of Directors are expressly prohibited from accepting the explanation of vote of any shareholder, signatory of a shareholders' agreement duly filed at the headquarters, or of a member of the Board of Directors elected by the signatories of such agreement, that is issued in disagreement with what has been agreed in said agreement, and the Company is also expressly prohibited from accepting and proceeding with the transfer of shares and/or the encumbrance and/or assignment of preemptive rights to the subscription of shares and/or other securities that do not comply with what is provided for and regulated in the shareholders' agreement filed at the company's headquarters.